EXHIBIT 99.1

Equinor ASA: Announcement of dividend per share for the fourth quarter 2019 in NOK

Equinor (OSE: EQNR, NYSE: EQNR) announced 6 February 2020 dividend per share of USD 0.27 for fourth quarter 2019. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 18 May 2020, in total seven business days.

Average Norges Bank fixing rate for this period was 10.0810. Fourth quarter 2019 dividend per share is consequently NOK 2.7219.

On 29 May 2020, dividend will be paid to shareholders on Oslo Børs (Oslo Stock Exchange) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act